Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our amended and restated certificate of incorporation (the “Amended Certificate”), our amended and restated bylaws (the “Amended Bylaws”) and applicable provisions of Delaware corporate law. You should read our Amended Certificate and Amended Bylaws, which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.
Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.
Our common stock is the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Common Stock
Voting Rights
The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.
Dividends
Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
Rights and Preferences
Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.
Fully Paid and Non-assessable
All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.
Preferred Stock
Under the terms of our Amended Certificate our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Warrants to Purchase Common Stock

Exhibit 4.5

We have issued and outstanding three series of common stock warrants in connection with prior preferred stock financings: (i) Series A Warrants, as amended, to purchase 187,704 shares of common stock, (ii) Series A-1 Warrants, as amended, to purchase 350,000 shares of common stock, and (iii) Series A-2 Warrants, as amended, to purchase 218,225 shares of common stock, (collectively, the “Warrants”). Upon, exercise, the holders of the Warrants can purchase shares of common stock at a price equal to $16.00 per share.

Each Warrant expires on the earlier of (a) the third (3rd) anniversary of June 29, 2018, (b) the fifth (5th) anniversary of the applicable Warrant issue date, or (c) the occurrence of a deemed liquidation of the Company. The Warrants allow for cashless exercise only in the event that the underlying shares are not registered or qualified for resale. The Company may force the holders to exercise their Warrant or the Company may redeem each Warrant for a nominal price if, at any time following the one-year anniversary of the issuance of such Warrant, (i) the Company has been listed on a national securities exchange, (ii) the common stock underlying the warrants have been registered or qualified for resale or the holders otherwise have the ability to trade the underlying common shares without restriction following a cash exercise, (iii) the 30-day volume-weighted daily average price of the Company’s common stock exceeds 200% of the exercise price of the Warrants, as equitably adjusted for any stock splits, dividends or transactions having a similar effect, and (iv) the average daily trading volume is at least 200,000 shares of common stock during the 30-day period prior to the forced exercise or redemption.

In connection with our IPO, we issued to Roth Capital Partners, LLC, as the representative of the underwriters, a warrant initially exercisable for up to 281,750 shares of common stock. The warrant is exercisable at a per share price equal to $19.20. The warrant is exercisable at any time, and from time to time, in whole or in part, until the fifth anniversary of our IPO, in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and were therefore subject to a 180 day lock-up. Roth Capital Partners, LLC (or its permitted assignees) were not permitted to sell, transfer, assign, pledge or hypothecate the warrant or the securities underlying the warrant, nor engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for the period ending on, and including, December 23, 2018. The exercise price and number of shares of common stock issuable upon exercise of the warrant will be adjusted in certain circumstances, including in the event of a stock dividend, cash dividend or our recapitalization, reorganization, merger or consolidation.

Anti-Takeover Effects of Delaware Law and Our Amended Certificate and Amended Bylaws

Certain provisions of Delaware law, our Amended Certificate of incorporation and our Amended Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; a proxy contest; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interest, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Appointment and Removal of Directors
Our Amended Certificate and our Amended Bylaws provide that any vacancies resulting from death, resignation, disqualification, removal or other causes and newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority vote of the directors then in office, unless the board of directors determines such vacancy shall be filled by stockholders. This provision restricting the filling of vacancies will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, Amended Certificate and our Amended Bylaws provide that a member of our board of directors may be removed with or without cause by

Exhibit 4.5

the vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors.
Advance Notice Procedures
Our Amended Certificate and our Amended Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Amended Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Amended Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Limitation on Director’s Liability
Our Amended Certificate and our Amended Bylaws require us to indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which result in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. We adopted these limitations on our directors’ personal liability to the Company and our stockholders to the maximum extent permitted under Delaware law. The effect of these provisions is to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under the federal securities laws of the United States.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
National Securities Exchange Listing
Our common stock listed on Nasdaq under the symbol “LOVE.”